Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857; Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

Third Quarterly Report of 2015

1	Important Notice

1.1	The Board of Directors of PetroChina Company Limited (the “Company”), the Supervisory Committee and the Directors, Supervisors and Senior Management of the Company warrant that there are no material omissions from, or misrepresentation or misleading statements contained in this quarterly report, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report has been approved at an extraordinary meeting of the Board of Directors of the Company (the “Board”). All Directors warrant, and have no doubt as to, the truthfulness, accuracy and completeness of the contents of this quarterly report.

1.3	The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.4	Mr. Wang Yilin, Chairman of the Board of the Company, Mr. Wang Dongjin, Vice Chairman of the Board of the Company and President of the Company and Mr. Yu Yibo, Chief Financial Officer of the Company, warrant the truthfulness, accuracy and completeness of the financial statements set out in this quarterly report.

2	Basic Information of the Company

2.1	Key Financial Data and Financial Indicators

2.1.1	Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)

Total assets	2,372,443	2,405,473	(1.4)
Equity attributable to owners of the Company	1,169,353	1,175,894	(0.6)

Items	From the beginning of the year to the end of the reporting period		Changes over the same period of the preceding year (%)
Net cash flows from operating activities	199,341		(21.7)

Unit: RMB Million
	For the three months ended September 30 (July-September)				For the nine months ended September 30 (January-September)
Items	2015	2014	Changes over the same period of the preceding year (%)	2015	2014	Changes over the same period of the preceding year (%)
Turnover	427,481	600,580	(28.8)	1,305,105	1,754,548	(25.6)
Profit attributable to owners of the Company	5,195	27,923	(81.4)	30,601	96,047	(68.1)
Return on net assets (%)	0.4	2.4	(2.0 Percentage points )	2.6	8.2	(5.6 Percentage points )
Basic earnings per share (RMB)	0.03	0.15	(81.4)	0.17	0.52	(68.1)
Diluted earnings per share (RMB)	0.03	0.15	(81.4)	0.17	0.52	(68.1)

2.1.2	Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB Million
Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,372,342	2,405,376	(1.4)
Equity attributable to equity holders of the Company	1,169,466	1,176,010	(0.6)

Items	From the beginning of the year to the end of the reporting period		Changes over the same period of the preceding year (%)
Net cash flows from operating activities	199,341		(21.7)

Unit: RMB Million
	For the three months ended September 30 (July-September)				For the nine months ended September 30 (January-September)
Items	2015	2014	Changes over the same period of the preceding year (%)	2015	2014	Changes over the same period of the preceding year (%)
Operating income	427,481	600,580	(28.8)	1,305,105	1,754,548	(25.6)
Net profit attributable to equity holders of the Company	5,194	27,922	(81.4)	30,598	96,044	(68.1)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	5,462	28,734	(81.0)	31,310	97,307	(67.8)
Weighted average return on net assets (%)	0.4	2.4	(2.0 Percentage points )	2.6	8.2	(5.6 Percentage points )
Basic earnings per share (RMB)	0.03	0.15	(81.4)	0.17	0.52	(68.1)
Diluted earnings per share (RMB)	0.03	0.15	(81.4)	0.17	0.52	(68.1)

Unit: RMB Million
Non-recurring profit/loss items	For the nine months ended September 30, 2015 profit/(loss)
Net loss on disposal of non-current assets	(190)
Government grants recognised in the income statement	2,488
Net gain on disposal of available-for-sale financial assets	160
Reversal of provisions for bad debts against receivables	73
Other non-operating income and expenses	(3,300)

Sub-total	(769)

Tax impact of non-recurring profit/loss items	66
Impact of non-controlling interests	(9)

Total	(712)

2.1.3	Differences between CAS and IFRS

✓  Applicable     ☐  Inapplicable

The consolidated net profit for the reporting period under IFRS and CAS were RMB35,892 million and RMB35,889 million respectively, with a difference of RMB3 million; the consolidated shareholders’ equity as at the end of the reporting period under IFRS and CAS were RMB1,311,108 million and RMB1,311,084 million respectively, with a difference of RMB24 million, which was primarily due to the revaluation for assets other than fixed assets and oil and gas properties revalued in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (“CNPC”). The valuation results on assets other than fixed assets and oil and gas properties were not recognised in the financial statements prepared under IFRS.

2.2	Number of Shareholders, Shareholdings of Top Ten Shareholders of Shares without Selling Restrictions and Shareholdings of Top Ten Shareholders as at the end of the Reporting Period

Number of shareholders as at the end of the reporting period	676,617 shareholders including 669,355 holders of A shares and 7,262 holders of H shares (including 243 holders of the American Depository Shares)

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders		Number of shares held		Type of shares
1	CNPC	158,033,693,528	(1)	A shares
2	HKSCC Nominees Limited(2)	20,845,941,762	(3)	H shares
3	China Securities Finance Corporation Limited	1,010,364,410		A shares
4	Central Huijin Investment Ltd.	206,109,200		A shares
5	Hong Kong Securities Clearing Company Limited(4)	40,271,754		A shares
6	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	37,746,328		A shares
7	June Life Insurance Co., Ltd. - Universal Insurance	25,056,197		A shares
8	China Construction Bank - Yinhua Core Value Prime Equity Securities Investment Fund	20,999,841		A shares
9	China Construction Bank - Shanghai 180 Index ETF Securities Investment Fund	14,393,156		A shares
10	Quanzheng (Shanghai) Investment Management Centre (Limited Partnership) - Quanzheng No.1 Fund	12,515,328		A shares

Shareholdings of the top ten shareholders
Name of shareholders		Number of shares held	Type of shares
1	CNPC	158,033,693,528	A shares
2	HKSCC Nominees Limited	20,845,941,762	H shares
3	China Securities Finance Corporation Limited	1,010,364,410	A shares
4	Central Huijin Investment Ltd.	206,109,200	A shares
5	Hong Kong Securities Clearing Company Limited	40,271,754	A shares
6	Industrial and Commercial Bank of China - Shanghai 50 Index ETF Securities Investment Fund	37,746,328	A shares
7	June Life Insurance Co., Ltd. - Universal Insurance	25,056,197	A shares
8	China Construction Bank - Yinhua Core Value Prime Equity Securities Investment Fund	20,999,841	A shares
9	China Construction Bank - Shanghai 180 Index ETF Securities Investment Fund	14,393,156	A shares
10	Quanzheng (Shanghai) Investment Management Centre (Limited Partnership) - Quanzheng No.1 Fund	12,515,328	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited, both of which are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, and China Construction Bank-Yinhua Core Value Prime Equity Securities Investment Fund and China Construction Bank-Shanghai 180 Index ETF Securities Investment Fund, both of which are under the common management of China Construction Bank Corporation, the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

Notes:	(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.
	(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and its principal business is to act as nominee on behalf of other corporate or individual shareholders.
	(3)	291,518,000 H shares were held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.
	(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and it holds the A Shares of the Company listed on the Shanghai Stock Exchange and invested by investors through The Hong Kong Stock Exchange as a nominal holder.

2.3	Number of Shareholders of Preferred Shares, Shareholdings of Top Ten Shareholders of Preferred Shares and Shareholdings of Top Ten Shareholders of Preferred Shares without Selling Restrictions as at the end of the Reporting Period

☐  Applicable    ✓  Inapplicable

2.4	Business Review

In the first three quarters of 2015, the world economy recovered slowly in an unbalanced way; the growth of China’s economy remained slow; the international crude oil prices continued to fluctuate at a low level like waves; and competition in the domestic market of refined products became fiercer with ample supply. Facing the complicated and grim operating environment, the Group focused on the development guidelines of “quality, profitability and sustainability”, achieved stable and controllable production and operation, and the operation results met the expectations.

In respect of exploration and production, the exploration and development of oil and gas progressed at a steady pace, resulting in stable increase in output of oil and gas. In the first three quarters of 2015, crude oil output of the Group amounted to 722.9 million barrels, representing an increase of 3.3% as compared with the same period last year, of which the domestic crude oil output was 606.2 million barrels, representing a decrease of 1.5% as compared with the same period last year. Marketable natural gas output of the Group amounted to 2,289 billion cubic feet, representing an increase of 4.3% as compared with the same period last year. The oil and gas equivalent output was 1,104.5 million barrels, representing an increase of 3.6% as compared with the same period last year, of which the overseas oil and gas equivalent output was 143.6 million barrels, representing an increase of 41.2% as compared with the same period last year. In the first three quarters of 2015, facing the significant drop in crude oil prices as compared with the same period of last year, the exploration and production segment focused on lowing costs and enhancing efficiency and the operating cost per unit is US$12.83 per barrel, representing a decrease of 3.3% as compared with the same period last year. The Group achieved an operating profit of RMB46,513 million for the first three quarters of 2015, representing a decrease of 68.1% from RMB145,954 million for the same period last year.

In respect of refining and chemicals, the Group adhered to the principle of market-orientation and profitability, reasonably arranged its processing load, optimized the product structure and strengthened its control of costs and expenses, and kept to make profits and improve efficiency. In the first three quarters of 2015, the Group processed 741.7 million barrels of crude oil, representing a decrease of 0.6% as compared with the same period last year. The Group produced 68.802 million tons of gasoline, diesel and kerosene, representing an increase of 1.2% over the same period last year. In the first three quarters of 2015, the refining and chemicals segment achieved an operating profit of RMB3,059 million, representing an increase of RMB11,814 million in operating profit as compared with the operating loss of RMB8,755 million in the same period last year. The refining operations realised an operating profit of RMB1,661 million, representing a decrease of 35.3% as compared with the operating profit of RMB2,567 million in the same period last year. In respect of chemicals, the Group achieved an operating profit of RMB1,398 million, representing an increase in operating profit of RMB12,720 million as compared with the operating loss of RMB11,322 million in the same period last year.

In respect of marketing, the Group adjusted the marketing strategy flexibly and endeavored to expand sales and reduce inventories, optimized its marketing structure actively, put emphasis on high-efficient marketing resources allocation, and fully performed its resource allocation function in respect of international trading business. In the first three quarters of 2015, the Group sold 119.298 million tons of gasoline, diesel and kerosene, representing an increase of 1.5% as compared with the same period last year. In the first three quarters of 2015, due to the significant drop in the prices of refined products and the slow demand growth, the marketing segment incurred an operating loss of RMB978 million, and the operating profit for the same period of last year was RMB10,567 million.

In respect of natural gas and pipeline, the Group coordinated and optimized the utilization of domestically produced gas and imported gas, implemented an active sales strategy, developed high-efficiency and high-end markets, thus elevating sales profitability continuously. In the first three quarters of 2015, the operating profit of the natural gas and pipeline segment amounted to RMB25,384 million, representing an increase of 174.9% as compared with RMB9,234 million for the same period last year. In the first three quarters of 2015, the net loss incurred from sales of imported gas and LNG in the natural gas and pipeline segment amounted to RMB11,771 million, representing a decrease in loss of RMB16,616 million as compared with the same period last year.

In the first three quarters of 2015, the average realised price for crude oil of the Group was US$51.16 per barrel, representing a drop of 48.8% as compared with the same period last year, of which the domestic realised price was US$51.49 per barrel; the average realised price for natural gas was US$6.40 per thousand cubic feet, keeping same as the same period last year, of which the domestic realised price was US$7.09 per thousand cubic feet.

Summary of Key Operating Data for the First Three Quarters of 2015

Operating Data	Unit	For the nine months ended September 30		Changes over the same period of the preceding year (%)
		2015	2014
Crude oil output	Million barrels	722.9	700.0	3.3
of which: domestic	Million barrels	606.2	615.4	(1.5)
overseas	Million barrels	116.7	84.6	38.0
Marketable natural gas output	Billion cubic feet	2,289.0	2,193.9	4.3
of which: domestic	Billion cubic feet	2,128.1	2,091.5	1.7
overseas	Billion cubic feet	160.9	102.4	57.1
Oil and natural gas equivalent output	Million barrels	1,104.5	1,065.8	3.6
of which: domestic	Million barrels	960.9	964.1	(0.3)
overseas	Million barrels	143.6	101.7	41.2
Processed crude oil	Million barrels	741.7	746.4	(0.6)
Gasoline, kerosene and diesel output	Thousand tons	68,802	68,008	1.2
of which: Gasoline	Thousand tons	23,827	22,541	5.7
Kerosene	Thousand tons	4,035	3,213	25.6
Diesel	Thousand tons	40,940	42,254	(3.1)
Gasoline, kerosene and diesel sales	Thousand tons	119,298	117,573	1.5
of which: Gasoline	Thousand tons	45,854	42,648	7.5
Kerosene	Thousand tons	10,710	10,210	4.9
Diesel	Thousand tons	62,734	64,715	(3.1)
Output of key chemical products
Ethylene	Thousand tons	3,595	3,688	(2.5)
Synthetic resin	Thousand tons	5,898	5,885	0.2
Synthetic fiber raw materials and polymer	Thousand tons	989	943	4.9
Synthetic rubber	Thousand tons	512	555	(7.7)
Urea	Thousand tons	1,788	2,143	(16.6)

Notes:	(1)	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

3	Significant Events

3.1	Significant changes in key accounting items and financial indicators under CAS and explanation of such changes

✓  Applicable     ☐  Inapplicable

				Unit: RMB Million
Items	September 30, 2015	December 31, 2014	Changes (%)	Key explanation of the changes
Notes receivable	8,918	12,827	(30.5)	Mainly due to decrease in the use of bank notes in settling the receivable
Employee compensation payable	10,964	5,903	85.7	Mainly due to the increase in the outstanding amount of compensation payable as compared with the end of last year
Other current liabilities	5,545	3,652	51.8	Mainly due to the provision for 2015 interim dividend during the period
Special reserve	14,089	10,345	36.2	Mainly due to the net increase in the amount of safety fund provision
Other comprehensive income	(31,585)	(19,725)	60.1	Mainly due to the increase in the translation differences arising on translation of foreign currency financial statements as a result of depreciations of currencies of certain overseas resources countries

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2015	2014
Asset impairment losses	39	(9)	—	Mainly due to the provision for writing down in part of inventories
Investment income	3,525	9,746	(63.8)	Mainly due to the significant drop of prices of crude oil and refined products which resulted in the decrease in investment income from joint ventures during the reporting period
Operating profit	46,673	132,373	(64.7)	Mainly due to the significant drop of prices of crude oil and refined products which resulted in a significant decrease in revenue as compared with the same period last year
Non-operating income	6,021	9,181	(34.4)	Mainly due to the decrease in the refunding of VAT recognised for imported gas during the reporting period
Profit before taxation	47,858	136,293	(64.9)	Mainly due to the significant drop of prices of crude oil and refined products which resulted in a significant decrease in revenue as compared with the same period last year
Income tax expense	11,969	30,273	(60.5)	Mainly due to the decrease of taxable profit
Net profit	35,889	106,020	(66.1)	Mainly due to the significant drop of prices of crude oil and refined products which resulted in a significant decrease in revenue as compared with the same period last year
Net profit attributable to equity holders of the Company	30,598	96,044	(68.1)

Items	For the nine months ended September 30		Changes (%)	Key explanation of the changes
	2015	2014
Net profit attributable to non-controlling interests	5,291	9,976	(47.0)	Mainly due to the drop of international crude oil price which resulted in the decrease in the net profits from overseas subsidiaries
Basic earnings per share (RMB Yuan)	0.17	0.52	(68.1)	Mainly due to the significant drop of prices of crude oil and refined products which resulted in a significant decrease in revenue as compared with the same period last year
Diluted earnings per share (RMB Yuan)	0.17	0.52	(68.1)
Other comprehensive loss	14,999	3,137	378.1	Mainly due the increase of translation differences arising on translation of foreign currency financial statements caused by depreciation of currencies of certain overseas resources countries
Share of other comprehensive income of equity-accounted investee	(35)	99	—	Mainly due to decrease in the market value of available-for-sale financial assets held by associates and joint ventures
Translation differences arising on translation of foreign currency financial statements	11,881	1,873	534.3	Mainly due to the increase of translation differences arising on translation of foreign currency financial statements of overseas subsidiaries resulting from the depreciation of currencies of certain overseas resources countries
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax	3,139	1,427	120.0	Mainly due to the increase of translation differences arising on translation of foreign currency financial statements of overseas subsidiaries resulting from the depreciation of currencies of certain overseas resources countries
Total comprehensive income	20,890	102,883	(79.7)	Mainly due to the combined impacts of the significant drop of the prices of crude oil and refined products and the depreciation of currencies of certain overseas resources countries
Total comprehensive income attributable to equity holders of the Company	18,738	94,334	(80.1)
Total comprehensive income attributable to non-controlling interests	2,152	8,549	(74.8)	Mainly due to the combined impacts of the significant drop of the price of international crude oil and the depreciation of currencies of certain overseas resources countries
Net cash flows from financing activities	37,643	58,393	(35.5)	Mainly due to the decrease in borrowings and distribution of dividends during the period

3.2	Developments and impacts of significant events as well as the analysis of and explanation for the solutions

✓  Applicable     ☐  Inapplicable

Regarding the previously disclosed class action proceedings brought by individual overseas shareholders before the United States District Court for the Southern District of New York (the “District Court”) against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to an investigation conducted by the relevant PRC authorities, the notice of such action had been served to the Company. Details of such notice are further provided in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013 and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the District Court entered an order consolidating the related actions and appointing lead plaintiff and lead counsel.

On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions.

On August 5, 2014, the Company filed a motion to dismiss the Amended Complaint.

In November 2014, upon approval by the court, the U.S. plaintiff further submitted a Revised Joinder Indictment. In view of the indictment, the Company filed another motion to dismiss with the court in February 2015. In April 2015, the court convened a pre-motion meeting attended by both parties and entered an order dismiss the plaintiff’s request for submission of supplemental documents.

In early May 2015, plaintiffs filed a Memorandum of Law in Opposition to Motion with the District Court. In late May 2015, the Company filed a Reply Memorandum of Law in Support of Motion with the District Court. On August 3, 2015, the District Court issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. On August 10, 2015, pursuant to the U.S. federal court procedure rules, plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit from the judgment entered by the District Court. On October 15, 2015, the plaintiff filed its Appeal Brief with the Second Circuit. The Company is scheduled to file its Opposition Brief on November 19, 2015.

The normal course of business of the Company has not been affected during the current reporting period. The Company will use its best endeavour to proactively defense against such action so as to protect its lawful interests.

3.3	Status of fulfillment of undertaking given by the Company and shareholders holding 5% or more of the Company’s shares

✓  Applicable     ☐  Inapplicable

During the reporting period, the undertaking given by CNPC, the controlling shareholder of the Company, and the fulfillment thereof were consistent with the information disclosed in the section headed “Significant Events” of the 2015 Interim Report of the Company. There have been no events affecting the performance of these undertakings.

3.4	Caution and explanation as to the anticipated accumulated losses or significant changes over the same period of the preceding year

✓  Applicable     ☐  Inapplicable

Since the second half of 2014, the international crude oil prices dropped significantly. In the first three quarters of 2015, the international crude oil prices continued to fluctuate at a low level. If the prices in the fourth quarter of 2015 still remain at a low level, the realised price for crude oil of the Company is expected to decrease a lot as compared with the same period last year, and the net profit attributable to equity holders of the Company in 2015 is also expected to decrease substantially as compared with last year.

The situation mentioned above was only preliminary estimation, please refer to 2015 Annual Report to be officially disclosed by the Company for specific and accurate financial information.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

October 29, 2015

As at the date of this announcement, the board of directors of the Company comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as the Vice Chairman and executive Director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive Directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive Directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.

4	APPENDIX

A. Financial statements for the third quarter of 2015 prepared in accordance with IFRS

1-1.	Consolidated Statement of Comprehensive Income

	Three months ended September 30
	2015	2014
	RMB million	RMB million

TURNOVER	427,481	600,580

OPERATING EXPENSES
Purchases, services and other	(265,706)	(400,196)
Employee compensation costs	(28,289)	(29,130)
Exploration expenses, including exploratory dry holes	(4,616)	(5,172)
Depreciation, depletion and amortisation	(45,664)	(46,514)
Selling, general and administrative expenses	(17,224)	(18,620)
Taxes other than income taxes	(50,045)	(59,313)
Other income, net	269	820

TOTAL OPERATING EXPENSES	(411,275)	(558,125)

PROFIT FROM OPERATIONS	16,206	42,455

FINANCE COSTS
Exchange gain	4,238	643
Exchange loss	(5,291)	(1,391)
Interest income	344	963
Interest expense	(5,787)	(5,519)

TOTAL NET FINANCE COSTS	(6,496)	(5,304)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	(285)	3,429

PROFIT BEFORE INCOME TAX EXPENSE	9,425	40,580
INCOME TAX EXPENSE	(2,124)	(8,611)

PROFIT FOR THE PERIOD	7,301	31,969

OTHER COMPREHENSIVE INCOME
RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(10,458)	(2,282)
Fair value gain from available-for-sale financial assets, net of tax	22	74
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	224	56

OTHER COMPREHENSIVE LOSS, NET OF TAX	(10,212)	(2,152)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	(2,911)	29,817

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	5,195	27,923
Non-controlling interests	2,106	4,046

	7,301	31,969

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	(2,312)	25,712
Non-controlling interests	(599)	4,105

	(2,911)	29,817

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.03	0.15

1-2.	Consolidated Statement of Comprehensive Income

	Nine months ended September 30
	2015	2014
	RMB million	RMB million

TURNOVER	1,305,105	1,754,548

OPERATING EXPENSES
Purchases, services and other	(793,728)	(1,141,825)
Employee compensation costs	(85,579)	(86,644)
Exploration expenses, including exploratory dry holes	(17,015)	(19,206)
Depreciation, depletion and amortisation	(137,547)	(131,263)
Selling, general and administrative expenses	(54,716)	(54,938)
Taxes other than income taxes	(155,327)	(179,433)
Other income, net	2,128	4,296

TOTAL OPERATING EXPENSES	(1,241,784)	(1,609,013)

PROFIT FROM OPERATIONS	63,321	145,535

FINANCE COSTS
Exchange gain	6,329	3,595
Exchange loss	(7,649)	(6,254)
Interest income	1,219	2,003
Interest expense	(18,352)	(18,073)

TOTAL NET FINANCE COSTS	(18,453)	(18,729)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	2,994	9,491

PROFIT BEFORE INCOME TAX EXPENSE	47,862	136,297
INCOME TAX EXPENSE	(11,970)	(30,273)

PROFIT FOR THE PERIOD	35,892	106,024

OTHER COMPREHENSIVE INCOME
RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences	(15,012)	(3,298)
Fair value gain from available-for-sale financial assets, net of tax	56	62
Share of the other comprehensive (loss) / income of associates and joint ventures accounted for using the equity method	(43)	99

OTHER COMPREHENSIVE LOSS, NET OF TAX	(14,999)	(3,137)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	20,893	102,887

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	30,601	96,047
Non-controlling interests	5,291	9,977

	35,892	106,024

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	18,741	94,337
Non-controlling interests	2,152	8,550

	20,893	102,887

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	0.17	0.52

2.	Consolidated Statement of Financial Position

	September 30, 2015	December 31, 2014
	RMB million	RMB million

NON-CURRENT ASSETS
Property, plant and equipment	1,699,221	1,747,691
Investments in associates and joint ventures	112,383	116,947
Available-for-sale financial assets	2,077	2,170
Advance operating lease payments	67,615	66,341
Intangible and other non-current assets	66,786	62,962
Deferred tax assets	14,527	14,995
Time deposits with maturities over one year	—	3,059

TOTAL NON-CURRENT ASSETS	1,962,609	2,014,165

CURRENT ASSETS
Inventories	140,785	165,977
Accounts receivable	68,548	53,104
Prepaid expenses and other current assets	94,810	83,379
Notes receivable	8,918	12,827
Time deposits with maturities over three months but within one year	1,332	2,243
Cash and cash equivalents	95,441	73,778

TOTAL CURRENT ASSETS	409,834	391,308

CURRENT LIABILITIES
Accounts payable and accrued liabilities	327,347	364,060
Income taxes payable	5,386	6,917
Other taxes payable	31,148	39,724
Short-term borrowings	167,272	169,128

TOTAL CURRENT LIABILITIES	531,153	579,829

NET CURRENT LIABILITIES	(121,319)	(188,521)

TOTAL ASSETS LESS CURRENT LIABILITIES	1,841,290	1,825,644

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	708,894	707,303
Reserves	277,438	285,570

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,169,353	1,175,894
NON-CONTROLLING INTERESTS	141,755	141,887

TOTAL EQUITY	1,311,108	1,317,781

NON-CURRENT LIABILITIES
Long-term borrowings	391,078	370,301
Asset retirement obligations	115,189	109,154
Deferred tax liabilities	13,120	15,900
Other long-term obligations	10,795	12,508

TOTAL NON-CURRENT LIABILITIES	530,182	507,863

TOTAL EQUITY AND NON-CURRENT LIABILITIES	1,841,290	1,825,644

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

3.	Consolidated Statement of Cash Flows

	Nine months ended September 30
	2015	2014
	RMB million	RMB million

CASH FLOWS FROM OPERATING ACTIVITIES

Profit for the period	35,892	106,024
Adjustments for:
Income tax expense	11,970	30,273
Depreciation, depletion and amortisation	137,547	131,263
Capitalised exploratory costs charged to expense	9,855	10,093
Safety fund reserve	4,717	4,607
Share of profit of associates and joint ventures	(2,994)	(9,491)
Reversal of provision for impairment of receivables, net	(73)	(50)
Write down in inventories, net	131	35
Loss on disposal of property, plant and equipment	314	694
Gain on disposal of other non-current assets	(15)	(15)
Gain on disposal of available-for-sale financial assets	(268)	—
Dividend income	(263)	(264)
Interest income	(1,219)	(2,003)
Interest expense	18,352	18,073
Changes in working capital:
Accounts receivable, prepaid expenses and other current assets	(19,885)	(35,731)
Inventories	25,074	17,931
Accounts payable and accrued liabilities	(8,792)	23,347

CASH FLOWS GENERATED FROM OPERATIONS	210,343	294,786
Income taxes paid	(11,002)	(40,076)

NET CASH FLOWS FROM OPERATING ACTIVITIES	199,341	254,710

3.	Consolidated Statement of Cash Flows (Continued)

	Nine months ended September 30
	2015	2014
	RMB million	RMB million

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(147,864)	(188,934)
Acquisition of investments in associates and joint ventures	(1,217)	(1,267)
Acquisition of available-for-sale financial assets	(272)	(321)
Advance payments on long-term operating leases	(1,729)	(3,687)
Acquisition of intangible assets and other non-current assets	(1,357)	(1,610)
Proceeds from disposal of property, plant and equipment	344	6,208
Proceeds from disposal of subsidiaries	343	—
Proceeds from disposal of associates and joint ventures	56	—
Proceeds from disposal of other non-current assets	31	122
Proceeds from disposal of available-for-sale financial assets	247	—
Interest received	1,277	943
Dividends received	6,869	7,792
Decrease in time deposits with maturities over three months	4,002	3,350

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(139,270)	(177,404)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(382,176)	(348,118)
Repayments of long-term borrowings	(175,052)	(139,250)
Interest paid	(15,400)	(18,979)
Dividends paid to non-controlling interests	(3,641)	(5,514)
Dividends paid to owners of the Company	(27,452)	(59,445)
Increase in short-term borrowings	374,286	382,881
Increase in long-term borrowings	195,230	129,492
Capital contribution from non-controlling interests	289	1,338
Capital reduction of subsidiaries	(290)	—
Decrease in other long-term obligations	(3,437)	(798)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(37,643)	(58,393)

TRANSLATION OF FOREIGN CURRENCY	(765)	1,444

Increase in cash and cash equivalents	21,663	20,357
Cash and cash equivalents at beginning of the period	73,778	51,407

Cash and cash equivalents at end of the period	95,441	71,764

4.	Segment Information

	Nine months ended September 30
	2015	2014
	RMB million	RMB million

Turnover
Exploration and Production
Intersegment sales	293,672	468,029
Turnover from external customers	69,950	123,707

	363,622	591,736

Refining and Chemicals
Intersegment sales	386,569	506,021
Turnover from external customers	105,853	135,165

	492,422	641,186

Marketing
Intersegment sales	113,033	189,821
Turnover from external customers	943,184	1,312,262

	1,056,217	1,502,083

Natural Gas and Pipeline
Intersegment sales	19,859	17,242
Turnover from external customers	185,166	182,197

	205,025	199,439

Head Office and Other
Intersegment sales	252	282
Turnover from external customers	952	1,217

	1,204	1,499

Total turnover from external customers	1,305,105	1,754,548

Profit/ (loss) from operations
Exploration and Production	46,513	145,954
Refining and Chemicals	3,059	(8,755)
Marketing	(978)	10,567
Natural Gas and Pipeline	25,384	9,234
Head Office and Other	(10,657)	(11,465)

	63,321	145,535

B. Financial statements for the third quarter of 2015 prepared in accordance with CAS

1.	Consolidated Balance Sheet

	September 30, 2015	December 31, 2014
	RMB million	RMB million
ASSETS

Current assets
Cash at bank and on hand	96,773	76,021
Notes receivable	8,918	12,827
Accounts receivable	68,548	53,104
Advances to suppliers	29,201	22,959
Other receivables	20,519	17,094
Inventories	140,785	165,977
Other current assets	45,090	43,326

Total current assets	409,834	391,308

Non-current assets
Available-for-sale financial assets	2,040	2,133
Long-term equity investments	112,026	116,570
Fixed assets	601,399	621,264
Oil and gas properties	846,058	880,482
Construction in progress	246,002	240,340
Construction materials	5,227	5,200
Intangible assets	68,111	67,489
Goodwill	7,490	7,233
Long-term prepaid expenses	28,520	28,727
Deferred tax assets	14,527	14,995
Other non-current assets	31,108	29,635

Total non-current assets	1,962,508	2,014,068

TOTAL ASSETS	2,372,342	2,405,376

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

1.	Consolidated Balance Sheet (Continued)

	September 30, 2015	December 31, 2014
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	110,220	115,333
Notes payable	4,193	5,769
Accounts payable	182,157	240,253
Advances from customers	54,304	54,007
Employee compensation payable	10,964	5,903
Taxes payable	36,534	46,641
Other payables	70,184	54,476
Current portion of non-current liabilities	57,052	53,795
Other current liabilities	5,545	3,652

Total current liabilities	531,153	579,829

Non-current liabilities
Long-term borrowings	306,163	298,803
Debentures payable	84,915	71,498
Provisions	115,189	109,154
Deferred tax liabilities	13,043	15,824
Other non-current liabilities	10,795	12,508

Total non-current liabilities	530,105	507,787

Total liabilities	1,061,258	1,087,616

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	115,476	115,492
Special reserve	14,089	10,345
Other comprehensive income	(31,585)	(19,725)
Surplus reserves	184,737	184,737
Undistributed profits	703,728	702,140

Equity attributable to equity holders of the Company	1,169,466	1,176,010
Non-controlling interests	141,618	141,750

Total shareholders’ equity	1,311,084	1,317,760

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,372,342	2,405,376

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

2.	Company Balance Sheet

	September 30, 2015	December 31, 2014
	RMB million	RMB million
ASSETS

Current assets
Cash at bank and on hand	45,494	38,507
Notes receivable	7,194	9,743
Accounts receivable	12,524	6,405
Advances to suppliers	13,286	4,979
Other receivables	91,188	98,644
Inventories	96,558	124,046
Other current assets	36,138	30,244

Total current assets	302,382	312,568

Non-current assets
Available-for-sale financial assets	1,299	1,449
Long-term equity investments	378,344	365,681
Fixed assets	343,358	365,366
Oil and gas properties	568,930	586,889
Construction in progress	131,962	123,608
Construction materials	3,103	3,070
Intangible assets	52,166	52,186
Long-term prepaid expenses	22,669	23,131
Deferred tax assets	8,873	10,331
Other non-current assets	16,661	14,286

Total non-current assets	1,527,365	1,545,997

TOTAL ASSETS	1,829,747	1,858,565

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

2.	Company Balance Sheet (Continued)

	September 30, 2015	December 31, 2014
	RMB million	RMB million
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term borrowings	107,637	107,541
Notes payable	4,001	5,348
Accounts payable	111,807	142,903
Advances from customers	36,611	38,306
Employee compensation payable	8,321	3,980
Taxes payable	25,150	31,036
Other payables	42,731	24,532
Current portion of non-current liabilities	23,049	40,048
Other current liabilities	4,363	2,406

Total current liabilities	363,670	396,100

Non-current liabilities
Long-term borrowings	212,204	212,830
Debentures payable	78,630	71,000
Provisions	77,546	72,999
Other non-current liabilities	5,496	5,230

Total non-current liabilities	373,876	362,059

Total liabilities	737,546	758,159

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	127,837	127,830
Special reserve	9,764	7,027
Other comprehensive income	289	460
Surplus reserves	173,645	173,645
Undistributed profits	597,645	608,423

Total shareholders’ equity	1,092,201	1,100,406

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,829,747	1,858,565

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

3-1.	Consolidated Income Statement

	Three months ended September 30
	2015	2014
Items	RMB million	RMB million

Operating income	427,481	600,580
Less: Cost of sales	(328,410)	(465,368)
Taxes and levies on operations	(48,864)	(56,992)
Selling expenses	(15,813)	(15,480)
General and administrative expenses	(18,126)	(20,770)
Finance expenses	(6,737)	(5,601)
Asset impairment losses	43	11
Add: Investment income	(264)	3,450

Operating profit	9,310	39,830

Add: Non-operating income	1,773	3,317
Less: Non-operating expenses	(1,659)	(2,568)

Profit before taxation	9,424	40,579

Less: Taxation	(2,124)	(8,612)

Net profit	7,300	31,967

Attributable to:
Equity holders of the Company	5,194	27,922
Non-controlling interests	2,106	4,045

Earnings per share
Basic earnings per share (RMB Yuan)	0.03	0.15
Diluted earnings per share (RMB Yuan)	0.03	0.15

Other comprehensive loss	(10,212)	(2,152)

Other comprehensive loss attributable to equity holders of the Company, net of tax	(7,507)	(2,211)

Other comprehensive loss would be reclassified to profit or loss
Including:
Share of other comprehensive income of equity-accounted investee	222	56
Gains or losses arising from changes in fair value of available-for-sale financial assets	22	74
Translation differences arising on translation of foreign currency financial statements	(7,751)	(2,341)
Other comprehensive (loss)/income attributable to non-controlling interests of the Company, net of tax	(2,705)	59

Total comprehensive income	(2,912)	29,815

Attributable to:
Equity holders of the Company	(2,313)	25,711
Non-controlling interests	(599)	4,104

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

3-2.	Consolidated Income Statement

	Nine months ended September 30
	2015	2014
Items	RMB million	RMB million

Operating income	1,305,105	1,754,548
Less: Cost of sales	(984,100)	(1,331,682)
Taxes and levies on operations	(151,825)	(172,346)
Selling expenses	(46,268)	(45,174)
General and administrative expenses	(60,517)	(63,035)
Finance expenses	(19,208)	(19,693)
Asset impairment losses	(39)	9
Add: Investment income	3,525	9,746

Operating profit	46,673	132,373

Add: Non-operating income	6,021	9,181
Less: Non-operating expenses	(4,836)	(5,261)

Profit before taxation	47,858	136,293

Less: Taxation	(11,969)	(30,273)

Net profit	35,889	106,020

Attributable to:
Equity holders of the Company	30,598	96,044
Non-controlling interests	5,291	9,976

Earnings per share
Basic earnings per share (RMB Yuan)	0.17	0.52
Diluted earnings per share (RMB Yuan)	0.17	0.52

Other comprehensive loss	(14,999)	(3,137)

Other comprehensive loss attributable to equity holders of the Company, net of tax	(11,860)	(1,710)

Other comprehensive loss would be reclassified to profit or loss
Including:
Share of other comprehensive (loss)/income of equity-accounted investee	(35)	99
Gains or losses arising from changes in fair value of available-for-sale financial assets	56	64
Translation differences arising on translation of foreign currency financial statements	(11,881)	(1,873)
Other comprehensive loss attributable to non-controlling interests of the Company, net of tax	(3,139)	(1,427)

Total comprehensive income	20,890	102,883

Attributable to:
Equity holders of the Company	18,738	94,334
Non-controlling interests	2,152	8,549

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

4-1.	Income Statement

	Three months ended September 30
	2015	2014
Items	RMB million	RMB million

Operating income	271,403	356,593
Less: Cost of sales	(203,675)	(271,796)
Taxes and levies on operations	(42,395)	(42,987)
Selling expenses	(11,200)	(11,384)
General and administrative expenses	(12,444)	(14,520)
Finance expenses	(5,567)	(4,511)
Asset impairment losses	(1)	10
Add: Investment income	6,031	13,529

Operating profit	2,152	24,934

Add: Non-operating income	1,368	3,001
Less: Non-operating expenses	(1,536)	(2,049)

Profit before taxation	1,984	25,886

Less: Taxation	(558)	(2,330)

Net profit	1,426	23,556

Earnings per share
Basic earnings per share (RMB Yuan)	0.01	0.13
Diluted earnings per share (RMB Yuan)	0.01	0.13

Other comprehensive income	98	120

Other comprehensive income attributable to equity holders of the Company, net of tax	98	120

Other comprehensive income would be reclassified to profit or loss
Including:
Share of other comprehensive income of equity-accounted investee	212	51
Losses or gains arising from changes in fair value of available-for-sale financial assets	(114)	69

Total comprehensive income	1,524	23,676

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

4-2.	Income Statement

	Nine months ended September 30
	2015	2014
Items	RMB million	RMB million

Operating income	817,653	1,046,947
Less: Cost of sales	(594,995)	(778,290)
Taxes and levies on operations	(134,163)	(129,154)
Selling expenses	(31,836)	(33,538)
General and administrative expenses	(43,864)	(45,966)
Finance expenses	(16,152)	(16,819)
Asset impairment losses	14	52
Add: Investment income	19,993	47,893

Operating profit	16,650	91,125

Add: Non-operating income	7,635	17,830
Less: Non-operating expenses	(4,250)	(4,514)

Profit before taxation	20,035	104,441

Less: Taxation	(1,802)	(10,825)

Net profit	18,233	93,616

Earnings per share
Basic earnings per share (RMB Yuan)	0.10	0.51
Diluted earnings per share (RMB Yuan)	0.10	0.51

Other comprehensive (loss) / income	(171)	175

Other comprehensive (loss)/income attributable to equity holders of the Company, net of tax	(171)	175

Other comprehensive (loss) / income would be reclassified to profit or loss
Including:
Share of other comprehensive (loss)/ income of equity-accounted investee	(38)	125
Losses or gains arising from changes in fair value of available-for-sale financial assets	(133)	50

Total comprehensive income	18,062	93,791

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

5.	Consolidated Cash Flow Statement

Items	Nine months ended September 30
	2015	2014
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	1,508,443	2,039,046
Refund of taxes and levies	1,189	5,528
Cash received relating to other operating activities	1,620	2,981

Sub-total of cash inflows	1,511,252	2,047,555

Cash paid for goods and services	(927,457)	(1,352,326)
Cash paid to and on behalf of employees	(80,522)	(79,460)
Payments of taxes and levies	(264,066)	(317,403)
Cash paid relating to other operating activities	(39,866)	(43,656)

Sub-total of cash outflows	(1,311,911)	(1,792,845)

Net cash flows from operating activities	199,341	254,710

Cash flows from investing activities
Cash received from disposal of investments	5,741	5,995
Cash received from returns on investments	8,146	8,735
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	375	6,269

Sub-total of cash inflows	14,262	20,999

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(150,950)	(194,231)
Cash paid to acquire investments	(2,582)	(4,172)

Sub-total of cash outflows	(153,532)	(198,403)

Net cash flows from investing activities	(139,270)	(177,404)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

5.	Consolidated Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2015	2014
	RMB million	RMB million

Cash flows from financing activities
Cash received from capital contributions	289	1,338
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	289	1,338
Cash received from borrowings	569,516	512,373
Cash received relating to other financing activities	61	381

Sub-total of cash inflows	569,866	514,092

Cash repayments of borrowings	(557,228)	(487,368)
Cash payments for interest expenses and distribution of dividends or profits	(46,493)	(83,938)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(3,641)	(5,514)
Capital reduction of subsidiaries	(290)	(5)
Cash payments relating to other financing activities	(3,498)	(1,174)

Sub-total of cash outflows	(607,509)	(572,485)

Net cash flows from financing activities	(37,643)	(58,393)

Effect of foreign exchange rate changes on cash and cash equivalents	(765)	1,444

Net increase in cash and cash equivalents	21,663	20,357
Add: Cash and cash equivalents at beginning of the period	73,778	51,407

Cash and cash equivalents at end of the period	95,441	71,764

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

6.	Company Cash Flow Statement

Items	Nine months ended September 30
	2015	2014
	RMB million	RMB million

Cash flows from operating activities
Cash received from sales of goods and rendering of services	946,154	1,216,029
Refund of taxes and levies	374	5,375
Cash received relating to other operating activities	12,660	19,860

Sub-total of cash inflows	959,188	1,241,264

Cash paid for goods and services	(521,586)	(752,206)
Cash paid to and on behalf of employees	(56,999)	(57,503)
Payments of taxes and levies	(211,483)	(218,123)
Cash paid relating to other operating activities	(17,470)	(29,173)

Sub-total of cash outflows	(807,538)	(1,057,005)

Net cash flows from operating activities	151,650	184,259

Cash flows from investing activities
Cash received from disposal of investments	686	101
Cash received from returns on investments	26,740	45,844
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	261	6,079

Sub-total of cash inflows	27,687	52,024

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(109,211)	(124,542)
Cash paid to acquire investments	(1,442)	(3,328)

Sub-total of cash outflows	(110,653)	(127,870)

Net cash flows from investing activities	(82,966)	(75,846)

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo

6.	Company Cash Flow Statement (Continued)

Items	Nine months ended September 30
	2015	2014
	RMB million	RMB million

Cash flows from financing activities
Cash received from borrowings	252,543	220,015
Cash received relating to other financing activities	40	62

Sub-total of cash inflows	252,583	220,077

Cash repayments of borrowings	(263,471)	(239,600)
Cash payments for interest expenses and distribution of dividends or profits	(50,809)	(73,095)
Cash payments relating to other financing activities	—	(43)

Sub-total of cash outflows	(314,280)	(312,738)

Net cash flows from financing activities	(61,697)	(92,661)

Effect of foreign exchange rate changes on cash and cash equivalents	—	—

Net increase in cash and cash equivalents	6,987	15,752
Add: Cash and cash equivalents at beginning of the period	38,507	27,484

Cash and cash equivalents at end of the period	45,494	43,236

Chairman	Vice Chairman and President	Chief Financial Officer
Wang Yilin	Wang Dongjin	Yu Yibo